FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2004.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Increase Shareholding in Nidec Copal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 29, 2004, in Kyoto, Japan

Nidec to Increase Shareholding in Nidec Copal

Pursuant to Article 167 of the Securities Exchange Law of Japan, Nidec Corporation (“Nidec”) announced today it has decided to purchase 1,567,600 shares of common stock in one of its subsidiaries, Nidec Copal Corporation (“Nidec Copal”, Code:7756), whose shares are listed on the First Section of the Tokyo Stock Exchange. As a result, Nidec will increase its holding ratio for Nidec Copal stock to 52.00%.

Details of the Share Purchase are as follows:

1. Class of shares to be purchased:

Common Stock of Nidec Copal

2. Total number of shares to be purchased:

1,567,600 shares (2.49% of Nidec Copal’s total outstanding shares)

3. Total number of Nidec Copal shares to be held by Nidec:

32,736,600 shares (52.00% of Nidec Copal’s total outstanding shares)

Notes:  Of the 1,567,600 Nidec Copal shares to be additionally held by Nidec, 1,073,500 shares have been already purchased on the Tokyo Stock Exchange.

Including the number of shares currently held by Nidec’s subsidiaries, the total number of Nidec Copal shares to be held by Nidec will amount to 33,637,600 shares, or 53.43% of Nidec Copal’s total outstanding shares.

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